Exhibit 99.1

DHT Holdings, Inc. Second Quarter 2026 Results

HAMILTON, BERMUDA, August 5, 2026 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	2025	2024
Shipping revenues	284.8	186.3	143.9	107.2	127.9	497.2	567.8
Adjusted net revenues[1]	255.0	157.2	117.8	79.1	92.8	369.1	388.2
Adjusted EBITDA[2]	231.0	133.3	95.3	57.7	69.0	278.4	294.6
Profit after tax	198.3	164.5	66.1	44.8	56.0	211.0	181.5
EPS – basic	1.23	1.02	0.41	0.28	0.35	1.31	1.12
EPS – diluted	1.23	1.02	0.41	0.28	0.35	1.31	1.12
Dividend[3]	1.22	0.64	0.41	0.18	0.24	0.98	0.95
Interest bearing debt	434.8	505.3	428.7	268.5	302.8	428.7	409.4
Cash and cash equivalents	161.7	126.2	79.0	81.2	82.7	79.0	78.1
Net debt	273.1	379.1	349.7	187.3	220.1	349.7	331.3

The second quarter of 2026 was the strongest quarter in the Company’s history. Net profit for the quarter amounted to $198.3 million, reflecting exceptionally strong tanker market conditions and commercial performance. Furthermore, net profit for the first six months of 2026 exceeded the Company’s previous record full-year result of $266.3 million achieved in 2020, marking a new earnings milestone in DHT’s history.

QUARTERLY HIGHLIGHTS:

●	In the second quarter of 2026, the Company achieved average combined time charter equivalent earnings of $126,700 per day, comprised of $162,600 per day for the Company’s VLCCs operating in the spot market and $90,800 per day for the Company’s VLCCs on time charter.

●	Adjusted EBITDA for the second quarter of 2026 was $231.0 million. Net profit for the quarter was $198.3 million, equating to $1.23 per basic share. After adjusting for the non-cash fair value gain related to interest rate derivatives of $1.3 million, the Company had ordinary net income for the quarter of $197.0 million, equating to $1.22 per basic share.

●	In May, the Company entered into two one-year time charter agreements for DHT Sundarbans, built in 2012, and DHT Amazon, built in 2011, at an average rate of $109,000 per day.

●	In June 2026, the Company entered into an agreement with Hanwha Ocean Co., Ltd. for the construction of a VLCC. The vessel is scheduled for delivery in August 2028 and will be a sister of the two vessels the Company took delivery of in the first quarter of 2026.

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●	In June 2026, the Company entered into a new $250 million reducing revolving credit facility with its seven relationship banks. The facility has a seven-year tenor, pricing of SOFR plus 135 basis points, a 20-year repayment profile, final maturity in June 2033, and includes a $250 million uncommitted accordion feature.

●	For the second quarter of 2026, the Company declared a cash dividend of $1.22 per share of outstanding common stock, payable on August 24, 2026, to shareholders of record as of August 17, 2026. This marks the 66th consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of ordinary net income. The shares will trade ex-dividend from August 17, 2026.

OPERATIONAL HIGHLIGHTS:

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	2025	2024
Operating days[4]	2,093.0	2,034.5	1,979.6	1,961.2	2,030.2	8,055.1	8,784.0
Scheduled off hire days	75.3	25.0	23.3	-	24.1	47.3	93.1
Unscheduled off hire[5]	0.3%	0.1%	0.0%	0.2%	0.0%	0.1%	1.1%
Revenue days[6]	2,012.3	1,994.1	1,955.5	1,951.2	2,003.4	7,987.0	8,594.9
Spot exposure[5]	48.4%	57.3%	53.5%	54.9%	60.1%	59.9%	76.4%
VLCC time charter rate per day	$ 90,800	$ 61,300	$ 49,400	$ 42,800	$ 42,800	$44,600	$38,900
VLCC spot rate per day	$ 162,600	$ 91,700	$ 69,500	$ 38,700	$ 48,700	$47,300	$47,200

Current Market Dynamics

■	Geopolitical Friction and Risk Premiums: Hostilities in the Middle East are forcing longer trade routes, increasing ton-mile demand and reducing overall fleet efficiency. While most shipowners avoid high-risk zones, those venturing into the Persian Gulf are earning substantial risk premiums.
■	Structural Supply Consolidation: The market structure remains tight following significant fleet consolidation by a private aggregator earlier in the year, which reduced fragmented spot supply.
■	Strong Asset Price Floor: A Middle Eastern national energy company is purchasing secondhand vessels at premium values, demonstrating strong institutional support for crude oil tanker asset values.
■	China’s “Shock Absorber” Strategy: China has temporarily suppressed oil price spikes by drawing down its strategic and commercial crude oil stockpiles and reducing refined product export quotas. Once these inventory draws reverses, China’s crude oil transportation demand is expected to rebound sharply.

Key Future Catalysts

■	An operational mechanism of a US – Iran conflict resolution should normalize Iranian crude exports into legitimate, compliant trade channels. This should in turn shift transport volumes away from the non-compliant “shadow fleet” to independent operators, expanding the addressable market. However, if the conflict remains unresolved, we expect longer haul crude oil supply routes to persist with the “shadow fleet” possibly continuing to trade although with a potential need for replacements supporting valuations for aging ships and resulting in retirement of the oldest part of the fleet.
■	Global attention to energy security and inventory replenishment should result in rebuilding depleted commercial and national strategic reserves. This should in turn drive strong tanker transportation demand beyond baseline daily crude oil consumption.

Strategic Positioning and Shareholder Value

■	Securing High-Margin Fixed Income: We have capitalized on customer demand by securing term contracts across various tenors at highly profitable rates.
■	Balanced Exposure Strategy: Retaining meaningful spot market upside to capture rate surges while selectively adding term coverage to stabilize cash flow visibility.
■	Capital Allocation and Dividends: Maintaining our disciplined capital allocation framework aimed at converting market tailwinds into direct shareholder returns via quarterly cash dividends.

As of June 30, 2026, DHT had a fleet of 23 VLCCs in operation, with a total dwt of 7,164,430. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/.

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SUBSEQUENT EVENTS HIGHLIGHTS:

●	In July, the Company entered into a 3-year time charter agreement at $75,000 per day for the VLCC DHT Jaguar, built in 2015. The contract is expected to commence in September 2026 and has been concluded with a global energy company.

●	On July 20, 2026, DHT Bauhinia, built in 2007, was delivered to its new owner. The vessel was debt free, and the sale generated net cash proceeds of $51.0 million. The Company expects to record a gain of $34.2 million on the sale.

●	On July 24, 2026, the Company took delivery of DHT Impala, a VLCC newbuilding from Hyundai Samho Heavy Industries. The vessel entered into the spot market and represented the fourth and final vessel in a series of newbuildings delivered in 2026.

OUTLOOK:

Estimated Q3 2026
Total term time charter days	1,020
Average term time charter rate ($/day)[7]	$ 75,900
Total spot days for the quarter	1,029
Spot days booked to date	600
Average spot rate booked to date ($/day)	$ 152,700
Spot P&L break-even for the quarter[8]	$ -

●	Thus far in the third quarter of 2026, 58% of the available VLCC spot days have been booked at an average rate of $152,700 per day on a discharge-to-discharge basis. 79% of the available VLCC days, combined spot and time charter days, have been booked at an average rate of $104,400 per day.

Footnotes:

1Shipping revenues net of voyage expenses.

2See reconciliation under “Reconciliation of non-gaap financial measures”.

3Per common share.

4Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.

5As % of total operating days in period.

6Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.

7 The month of July includes estimated profit-sharing. The months of August and September assume only the base rate.

8 Spot P&L break-even for the third quarter is less than zero as term time charter earnings are expected to exceed forecasted costs.

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SECOND QUARTER 2026 FINANCIALS

The Company reported shipping revenues for the second quarter of 2026 of $284.8 million compared to shipping revenues of $127.9 million in the second quarter of 2025. The increase from the 2025 period to the 2026 period includes $156.3 million attributable to higher revenue per day and $0.6 million attributable to an increase in total revenue days.

Other revenues for the second quarter of 2026 were $0.2 million compared to $0.4 million in the second quarter of 2025 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.

There was no gain on sale of vessels in the second quarter of 2026, compared to a gain of $17.5 million in the second quarter of 2025 related to the sale of DHT Lotus.

Voyage expenses for the second quarter of 2026 were $29.9 million, compared to voyage expenses of $35.1 million in the second quarter of 2025. The decrease was primarily due to fewer vessels operating in the spot market during the quarter, resulting in lower voyage expenses. Specifically, bunker expenses decreased by $6.5 million and port expenses decreased by $2.0 million, partially offset by increases in broker commissions of $1.8 million and other voyage-related costs of $1.4 million. Voyage expenses generally vary depending on trading patterns during a quarter.

Vessel operating expenses for the second quarter of 2026 were $18.6 million, compared to $19.6 million in the second quarter of 2025. The decrease was mainly due to lower other operating expenses of $1.8 million, partially offset by increases in insurance expenses of $0.5 million and lube oil expenses of $0.2 million.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $27.8 million for the second quarter of 2026, compared to $26.1 million in the second quarter of 2025. The change was mainly due to higher vessel depreciation of $3.0 million following the delivery of three newbuildings during the first quarter of 2026, partially offset by a $1.4 million decrease in depreciation of exhaust gas cleaning systems and lower depreciation resulting from the sale of vessels.

General and administrative (“G&A”) expenses for the second quarter of 2026 were $5.6 million, consisting of $3.9 million cash and $1.7 million non-cash charges, compared to $4.6 million in the second quarter of 2025, consisting of $3.4 million cash and $1.2 million non-cash charges. The increase in non-cash G&A expenses from the second quarter of 2025 to the second quarter of 2026 resulted from shares vested in the second quarter of 2026. Non-cash G&A expense includes accruals for social security taxes related to such awards.

Net financial expenses for the second quarter of 2026 were $4.8 million compared to $4.3 million in the second quarter of 2025. The increase was mainly due to higher interest expenses of $2.3 million, resulting from higher debt following the delivery of three newbuildings, partially offset by a non-cash gain of $1.3 million related to interest rate derivatives.

As a result of the foregoing, the Company had a net profit in the second quarter of 2026 of $198.3 million, or earnings of $1.23 per basic share and $1.23 per diluted share, compared to a net profit in the second quarter of 2025 of $56.0 million, or earnings of $0.35 per basic share and $0.35 per diluted share. The increase from the second quarter of 2025 to the second quarter of 2026 was mainly due to a $142.9 million increase in operating income, partially offset by a $0.6 million increase in net financial expenses.

Net cash provided by operating activities for the second quarter of 2026 was $219.5 million compared to $83.6 million for the second quarter of 2025. The increase was due to a net profit of $198.3 million in the second quarter of 2026 compared to a net profit of $56.0 million in the second quarter of 2025 and $19.4 million related to non-cash items included in net profit, partially offset by a $25.8 million change in operating assets and liabilities.

Net cash used in investing activities was $9.2 million in the second quarter of 2026, comprised of $7.2 million related to investment in vessels, $1.3 million related to investment in vessels under construction, $0.5 million related to sale of vessel and $0.2 million related to investment in other property, plant and equipment. Net cash provided by investing activities was $11.1 million in the second quarter of 2025 and was mainly related to proceeds from the sale of DHT Lotus of $50.9 million, partially offset by $38.7 million related to investment in vessels under construction and $1.1 million related to investment in vessels.

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Net cash used in financing activities for the second quarter of 2026 was $174.9 million, comprised of $103.1 million related to cash dividend paid, $56.0 million related to prepayment of long-term debt and $15.5 million related to scheduled repayment of long-term debt. Net cash used in financing activities for the second quarter of 2025 was $92.7 million, comprised of $65.9 million related to prepayment of long-term debt, $25.5 million related to repayment of long-term debt in connection with refinancing, $24.1 million related to cash dividend paid, $14.0 million related to scheduled repayment of long-term debt, $11.4 million related to repayment of long-term debt in connection with sale of vessels, and $6.1 million related to acquisition of non-controlling interests, partially offset by $54.7 million related to issuance of long-term debt.

As of June 30, 2026, the cash balance was $161.7 million, compared to $79.0 million as of December 31, 2025.

The Company monitors its covenant compliance on an ongoing basis. As of June 30, 2026, the Company was in compliance with its financial covenants.

As of June 30, 2026, the Company had 161,235,573 shares of common stock outstanding compared to 160,799,407 shares as of December 31, 2025.

The Company declared a cash dividend of $1.22 per common share for the second quarter of 2026 payable on August 24, 2026, for shareholders of record as of August 17, 2026.

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FIRST HALF 2026 FINANCIALS

The Company reported shipping revenues for the first half of 2026 of $471.1 million compared to $246.1 million in the first half of 2025. The increase from the 2025 period to the 2026 period includes $229.5 million attributable to higher revenue per day, partially offset by $4.5 million attributable to a decrease in total revenue days.

Other revenues for the first half of 2026 were $0.4 million compared to $0.8 million in the first half of 2025 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.

The Company recorded a gain of $60.0 million in the first half of 2026 related to the sale of DHT China and DHT Europe compared to a gain of $37.3 million in the first half of 2025 related to the sale of DHT Scandinavia and DHT Lotus.

Voyage expenses for the first half of 2026 were $58.9 million compared to voyage expenses of $74.0 million in the first half of 2025. The decrease was primarily due to fewer vessels operating in the spot market during the first half of 2026, resulting in lower voyage expenses. Specifically, bunker expenses decreased by $17.3 million and port expenses decreased by $1.5 million, partially offset by increases in broker commission of $2.8 million and other voyage-related costs of $0.9 million. Voyage expenses generally vary depending on trading patterns during the period.

Vessel operating expenses for the first half of 2026 were $37.7 million compared to $37.4 million in the first half of 2025. The increase was mainly related to a higher number of operating days resulting from an increase in the average number of vessels in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $53.4 million for the first half of 2026, compared to $53.4 million in the first half of 2025. An increase in vessel depreciation of $2.4 million was offset by lower depreciation of exhaust gas cleaning systems of $2.0 million and lower amortization of drydocking costs of $0.4 million.

G&A for the first half of 2026 was $10.5 million, consisting of $7.9 million cash and $2.6 million non-cash charge, compared to $10.1 million, consisting of $7.2 million cash and $2.9 million non-cash charge for the first half of 2025. The decrease in non-cash G&A expenses from the first half of 2025 to the first half of 2026 was attributable to the timing and valuation of shares that vested during the first quarter of 2025 and the second quarter of 2026. Non-cash G&A expense includes accrual for social security taxes related to such awards.

Net financial expenses for the first half of 2026 were $7.8 million, compared to $9.0 million in the first half of 2025. The decrease was mainly due to a non-cash gain of $2.4 million related to interest rate derivatives, partially offset by higher interest expenses of $1.5 million, resulting from higher debt following the delivery of three newbuildings.

As a result of the foregoing, the Company had net profit for the first half of 2026 of $362.9 million, or earnings of $2.25 per basic share and $2.25 per diluted share, compared to net profit of $100.1 million, or earnings of $0.62 per basic share and $0.62 per diluted share in the first half of 2025. The increase was primarily attributable to a $261.7 million increase in operating income, reflecting stronger operating performance during the period, as well as a $1.2 million decrease in net financial expenses. Operating income in the first half of 2026 included a $60.0 million gain on the sale of DHT China and DHT Europe, compared to a $37.3 million gain on the sale of DHT Scandinavia and DHT Lotus in the first half of 2025.

Net cash provided by operating activities for the first half of 2026 was $318.3 million compared to $142.8 million for the first half of 2025. The increase was due to net profit of $362.9 million in the first half of 2026, compared to net profit of $100.1 million in the first half of 2025, partially offset by a $62.4 million change in operating assets and liabilities and a $24.9 million decrease in non-cash items included in net income.

Net cash used in investing activities for the first half of 2026 was $71.1 million and was mainly related to investment in vessels under construction of $161.3 million and $10.1 million related to investment in vessels, partially offset by $100.5 million of proceeds from the sales of DHT China and DHT Europe. Net cash provided by investing activities for the first half of 2025 was $27.7 million and was mainly related to proceeds from the sales of DHT Scandinavia and DHT Lotus totaling $93.4 million, partially offset by $64.5 million related to investment in vessels under construction and $1.1 million related to investment in vessels.

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Net cash used in financing activities for the first half of 2026 was $164.4 million comprised of $281.0 million related to prepayment of long-term debt, $169.1 million related to cash dividends paid, $24.5 million related to scheduled repayment of long-term debt and $5.6 million related to repayment of long-term debt in connection with sale of vessels, partially offset by $316.4 million related to issuance of long-term debt. Net cash used in financing activities for the first half of 2025 was $166.2 million comprised of $108.3 million related to prepayment of long-term debt, $51.4 million related to cash dividends paid, $27.6 million related to scheduled repayment of long-term debt, $25.5 million related to repayment of long-term debt in connection with refinancing, $11.4 million related to repayment of long-term debt in connection with sale of vessels and $6.1 million related to acquisition of non-controlling interests, partially offset by $64.7 million related to issuance of long-term debt.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	2025	2024
Reconciliation of adjusted net revenue
Shipping revenues	284,819	186,285	143,931	107,151	127,950	497,197	567,835
Voyage expenses	(29,856)	(29,083)	(26,081)	(28,047)	(35,131)	(128,088)	(179,623)
Adjusted net revenues	254,963	157,203	117,850	79,104	92,819	369,109	388,212

Reconciliation of adjusted EBITDA
Profit after tax	198,339	164,527	66,074	44,805	56,032	210,962	181,460
Income tax expense	62	126	207	93	29	413	608
Other financial expenses	728	485	544	520	885	2,396	2,088
Net (gain)/loss on derivative instruments at fair value	(1,290)	(1,119)	(185)	354	-	170	-
Interest expense	6,400	4,424	2,290	2,586	4,186	14,169	30,399
Interest income	(1,006)	(784)	(590)	(936)	(820)	(3,139)	(3,918)
Gain, sale of vessels	-	(59,994)	-	(15,688)	(17,459)	(52,943)	-
Reversal of previous impairment charges	-	-	-	-	-	-	(27,909)
Depreciation and amortization	27,752	25,647	26,991	25,969	26,139	106,370	111,884
Adjusted EBITDA	230,984	133,312	95,333	57,703	68,992	278,398	294,612

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	162,600	91,700	69,500	38,700	48,700	47,300	47,200
IFRS 15 impact on spot time charter equivalent per day**	(8,500)	14,300	6,000	3,000	(6,500)	800	(900)
Adjusted spot time charter equivalent per day	154,100	106,000	75,500	41,700	42,200	48,100	46,300

* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.

** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

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EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION

The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. ET/14:00 CET on Thursday, August 6, 2026, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:

https://register-conf.media-server.com/register/BI8970cede94b34b37ad427d81fe38972e

Upon registering, each participant will be provided with the dial-in info and a unique PIN to join the call as well as an e-mail confirmation with the details. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the “Call Me” feature from an immediate callback from the system. The call will come from a US number.

The webcast, which will include a slide presentation, will be available at the following link:

https://edge.media-server.com/mmc/p/kxa28zzr and can also be accessed at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until August 13, 2026, at 14:00 CET. The recording can be accessed through the following link: https://edge.media-server.com/mmc/p/kxa28zzr

ABOUT DHT HOLDINGS, INC.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2026.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

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DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ in thousands)

	Note	June 30, 2026 (Unaudited)	December 31, 2025 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$161,683	79,034
Accounts receivable and accrued revenues	7	87,059	53,338
Capitalized voyage expenses		2,826	1,684
Prepaid expenses		6,624	9,678
Derivative financial assets	4	923	10
Inventories		26,835	24,682
Assets held for sale	5	16,777	40,488
Total current assets		$302,728	208,915

Non-current assets
Vessels	5	$1,433,693	1,083,891
Vessels under construction	5	56,974	301,651
Vessel upgrades	5	3,245	348
Other property, plant and equipment		6,673	6,769
Prepaid expenses		1,991	-
Goodwill		1,356	1,356
Derivative financial assets	4	1,317	19
Total non-current assets		$1,505,249	1,394,034

TOTAL ASSETS		$1,807,977	1,602,949

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$24,077	22,761
Derivative financial liabilities	4	-	68
Current portion long-term debt	4	45,432	39,500
Other current liabilities		1,224	994
Deferred shipping revenues	8	12,376	11,397
Total current liabilities		$83,109	74,720

Non-current liabilities
Long-term debt	4	$389,372	389,244
Derivative financial liabilities	4	-	131
Other non-current liabilities		5,833	5,598
Total non-current liabilities		$395,205	394,973

TOTAL LIABILITIES		$478,314	469,693

Equity
Common stock at par value	6	$1,612	1,608
Additional paid-in capital		1,227,399	1,223,719
Retained earnings / (accumulated deficit)		97,552	(96,216)
Translation differences		523	498
Other reserves		2,501	3,577
Total equity attributable to the Company		1,329,588	1,133,186
Non-controlling interest		75	71
Total equity		$1,329,663	1,133,257

TOTAL LIABILITIES AND EQUITY		$1,807,977	1,602,949

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

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CONSOLIDATED INCOME STATEMENT (UNAUDITED)

($ in thousands, except shares and per share amounts)

		Q2 2026	Q2 2025	1H 2026	1H 2025
	Note	Apr. 1 - Jun. 30, 2026	Apr. 1 - Jun. 30, 2025	Jan. 1 - Jun. 30, 2026	Jan. 1 - Jun. 30, 2025
Shipping revenues		$284,819	127,950	471,105	246,115

Other revenues		193	366	384	775

Total revenues	3	$285,012	128,316	471,489	246,890

Gain on sale of vessels	5	-	17,459	59,994	37,255

Operating expenses
Voyage expenses		(29,856)	(35,131)	(58,939)	(73,959)
Vessel operating expenses		(18,579)	(19,605)	(37,704)	(37,433)
Depreciation and amortization	5	(27,752)	(26,139)	(53,399)	(53,410)
General and administrative expenses		(5,594)	(4,587)	(10,551)	(10,135)
Total operating expenses		$(81,780)	(85,463)	(160,592)	(174,937)

Operating income		$203,232	60,312	370,890	109,207

Interest income		1,006	820	1,790	1,613
Interest expense		(6,400)	(4,186)	(10,823)	(9,293)
Net gain on derivative instruments at fair value	4	1,290	-	2,410	-
Other financial expense		(728)	(885)	(1,213)	(1,332)
Profit before tax		$198,401	56,061	363,054	100,196

Income tax expense		(62)	(29)	(188)	(113)
Profit after tax		$198,339	56,032	362,866	100,083
Attributable to owners of non-controlling interest		2	(67)	4	(138)
Attributable to the owners of parent		$198,337	56,099	362,862	100,221

Attributable to the owners of parent
Basic earnings per share		1.23	0.35	2.25	0.62
Diluted earnings per share		1.23	0.35	2.25	0.62

Weighted average number of shares (basic)		161,089,331	160,661,512	161,058,924	160,579,196
Weighted average number of shares (diluted)		161,265,840	160,725,972	161,219,054	160,639,103

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

11

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

($ in thousands)

		Q2 2026	Q2 2025	1H 2026	1H 2025
	Note	Apr. 1 - Jun. 30, 2026	Apr. 1 - Jun. 30, 2025	Jan. 1 - Jun. 30, 2026	Jan. 1 - Jun. 30, 2025
Profit after tax		$198,339	56,032	362,866	100,083

Other comprehensive income:
Items that may be reclassified subsequently to income statement:
Exchange gain on translation of foreign currency
denominated subsidiary		(8)	464	25	605
Total		$(8)	464	25	605

Other comprehensive income		$(8)	464	25	605

Total comprehensive income for the period		$198,331	56,496	362,891	100,688

Attributable to owners of non-controlling interest		$2	47	4	41
Attributable to the owners of parent		$198,329	56,449	362,887	100,647

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

12

CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)

($ in thousands)

		Q2 2026	Q2 2025	1H 2026	1H 2025
	Note	Apr. 1 - Jun. 30, 2026	Apr. 1 - Jun. 30, 2025	Jan. 1 - Jun. 30, 2026	Jan. 1 - Jun. 30, 2025
CASH FLOW FROM OPERATING ACTIVITIES
Profit after tax		$198,339	56,032	362,866	100,083

Adjustments for:		28,481	9,042	(7,478)	17,443
Depreciation and amortization	5	27,752	26,139	53,399	53,410
Amortization of deferred debt issuance cost		1,039	816	1,620	1,417
Loss on disposal of property, plant and equipment		28	-	28	-
Gain on sale of vessels	5	-	(17,459)	(59,994)	(37,255)
Capitalized interest	5	(665)	(1,958)	(2,835)	(3,553)
Net gain on derivative instruments at fair value		(1,290)	-	(2,410)	-
Compensation related to options and restricted stock		1,620	1,208	2,609	3,058
Net foreign exchange differences		(2)	296	106	366
Income adjusted for non-cash items		$226,820	65,074	355,389	117,526

Changes in operating assets and liabilities		(7,286)	18,503	(37,115)	25,263
Accounts receivable and accrued revenues		(1,771)	10,655	(32,189)	13,172
Capitalized voyage expenses		(1,124)	1,078	(1,142)	882
Prepaid expenses		(2,115)	1,001	1,063	2,874
Accounts payable and accrued expenses		(11,464)	2,952	(3,672)	(499)
Deferred shipping revenues		5,783	462	979	1,824
Inventories		3,406	2,354	(2,153)	7,009
Net cash provided by operating activities		$219,535	83,577	318,274	142,789

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(7,202)	(1,146)	(10,051)	(1,146)
Investment in vessels under construction		(1,283)	(38,714)	(161,254)	(64,523)
Proceeds from sale of vessels		(522)	50,942	100,487	93,431
Investment in other property, plant and equipment		(158)	(18)	(325)	(22)
Net cash provided by/(used in) investing activities		$(9,165)	11,064	(71,142)	27,739

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(103,067)	(24,091)	(169,094)	(51,378)
Acquisition of non-controlling interests	6	-	(6,131)	-	(6,131)
Repayment principal element of lease liability		(306)	(351)	(646)	(705)
Issuance of long-term debt	4	(22)	54,663	316,440	64,663
Scheduled repayment of long-term debt		(15,531)	(14,008)	(24,471)	(27,562)
Prepayment of long-term debt	4	(56,000)	(65,875)	(281,000)	(108,275)
Repayment of long-term debt refinancing	4	-	(25,480)	-	(25,480)
Repayment of long-term debt, sale of vessels	4	-	(11,382)	(5,625)	(11,382)
Net cash used in financing activities		$(174,926)	(92,656)	(164,397)	(166,249)

Net increase in cash and cash equivalents		35,444	1,985	82,735	4,279
Net foreign exchange difference		(7)	165	(87)	238
Cash and cash equivalents at beginning of period		126,246	80,510	79,034	78,143
Cash and cash equivalents at end of period		$161,683	82,660	161,683	82,660

Specification of items included in operating activities:
Interest paid		6,290	6,149	11,941	11,981
Interest received		1,666	1,323	2,081	1,478

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

13

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

($ in thousands, except shares)

				Paid-in				Non-
				Additional	Retained	Translation	Other	Controlling	Total
	Note	Shares	Stock	Capital	Earnings	Differences	Reserves	Interest	Equity
Balance at January 1, 2025		159,983,104	$1,600	$1,217,651	$(186,321)	$39	$5,273	$4,459	$1,042,701
Profit/(loss) after tax					100,221			(138)	100,083
Other comprehensive income/(loss)					-	426		179	605
Total comprehensive income/(loss)					100,221	426		41	100,688
Cash dividends declared and paid					(51,378)				(51,378)
Acquisition of non-controlling interests	6				(1,849)	156		(4,437)	(6,131)
Compensation related to options and restricted stock		816,303	8	6,068			(3,018)		3,058
Balance at June 30, 2025	6	160,799,407	$1,608	$1,223,719	$(139,326)	$621	$2,255	$63	$1,088,938

Balance at January 1, 2026		160,799,407	$1,608	$1,223,719	$(96,216)	$498	$3,577	$71	$1,133,257
Profit/(loss) after tax					362,862			4	362,866
Other comprehensive income/(loss)					-	25			25
Total comprehensive income/(loss)					362,862	25		4	362,891
Cash dividends declared and paid					(169,094)				(169,094)
Compensation related to options and restricted stock		436,166	4	3,680			(1,076)		2,609
Balance at June 30, 2026	6	161,235,573	$1,612	$1,227,399	$97,552	$523	$2,501	$75	$1,329,663

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

14

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on August 4, 2026, and authorized for issue on August 5, 2026.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2025. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2025 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Note 3 – Revenue and major customers

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities in which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

The table below details the Company’s total revenues:

$ in thousands	Q2 2026	Q2 2025	1H 2026	1H 2025
Time charter revenues[1]	92,185	35,539	144,482	62,233
Voyage charter revenues[2]	192,635	92,411	326,623	183,882
Shipping revenues	284,819	127,950	471,105	246,115
Other revenues[3]	193	366	384	775
Total revenues	285,012	128,316	471,489	246,890
Revenues relating to IFRS 15	202,705	100,344	345,201	197,990

1The majority of time charter revenues are recognized in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $9,878 thousand in the second quarter of 2026, $7,567 thousand in the second quarter of 2025, $18,193 thousand in the first half of 2026 and $13,334 thousand in the first half of 2025, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.

2Voyage charter revenues are related to revenue from spot charters and are recognized in accordance with IFRS 15.

3Other revenues mainly relate to technical management services provided and are recognized in accordance with IFRS 15.

15

As of June 30, 2026, the Company had 24 vessels, consisting of 23 vessels in operation, of which 12 were on time charters and 11 were operating in the spot market, and one vessel under construction.

Information about major customers:

For the period from April 1, 2026, to June 30, 2026, five customers represented $49.8 million, $34.9 million, $34.4 million, $28.9 million, and $21.5 million, respectively, of the Company’s total shipping revenues. In aggregate, these five customers represented $169.4 million, equal to 59 percent, of total shipping revenues of $284.8 million.

For the period from January 1, 2026, to June 30, 2026, five customers represented $68.3 million, $62.3 million, $45.3 million, $35.9 million, and $34.8 million, respectively, of the Company’s total shipping revenues. In aggregate, these five customers represented $246.6 million, equal to 52 percent, of total shipping revenues of $471.1 million.

For the period from April 1, 2025, to June 30, 2025, five customers represented $29.3 million, $26.3 million, $18.9 million, $14.0 million, and $13.6 million, respectively, of the Company’s total shipping revenues. In aggregate, these five customers represented $102.2 million, equal to 80 percent, of total shipping revenues of $127.9 million.

For the period from January 1, 2025, to June 30, 2025, five customers represented $64.7 million, $55.1 million, $26.4 million, $26.1 million, and $20.9 million, respectively, of the Company’s total shipping revenues. In aggregate, these five customers represented $193.1 million, equal to 78 percent, of total shipping revenues of $246.1 million.

Note 4 – Interest bearing debt

As of June 30, 2026, DHT had interest bearing debt totaling $434.8 million.

Scheduled debt repayments

		Interest		Q3	Q4
$ in thousands		rate	Maturity	2026	2026	2027	2028	Thereafter	Total
Credit Agricole Credit Facility	SOFR +	2.05%	2028	625	625	2,500	25,000	-	28,750
ING Credit Facility [1]	SOFR +	1.90%	2029	5,625	5,625	22,500	22,500	5,625	61,875
ING Credit Facility	SOFR +	1.80%	2029	750	750	3,000	3,000	29,250	36,750
DHT Jaguar - Nordea Reducing Revolving Credit Facility	SOFR +	1.75%	2031	710	710	2,840	2,840	20,060	27,160
DHT Nokota - Nordea Reducing Revolving Credit Facility	SOFR +	1.50%	2032	1,231	1,231	4,923	4,923	48,000	60,308
ING and Nordea Export Facility	SOFR +	1.32%	2038	2,891	2,891	11,565	11,565	199,496	228,409
Nordea Reducing Revolving Credit Facility [2]	SOFR +	1.35%	2033	-	-	-	-	-	-
Total				11,832	11,832	47,328	69,828	302,431	443,251
Unamortized upfront fees bank loans									(8,447)
Total interest bearing debt									434,804

1 $157.5 mill. undrawn as of June 30, 2026

2 $250.0 mill. undrawn as of June 30, 2026

Credit Agricole Credit Facility

The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

ING Credit Facility

In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and are repayable in quarterly installments of $5.6 million with maturity in January 2029.

In the first quarter of 2025, the Company prepaid $42.4 million under the revolving credit facility and drew down $10 million for corporate purposes. In the second quarter of 2025, the Company prepaid $25.0 million under the revolving credit facility and drew down $10 million and $15 million, respectively, for corporate purposes. In December 2025, the Company drew $50 million under the revolving credit facility. In January 2026, the Company prepaid $5.6 million of the outstanding balance in connection with the sale of DHT China. In the first quarter of 2026, the Company drew $90 million and prepaid a total of $225 million in connection with the delivery of the three newbuildings.

16

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and are repayable in quarterly installments of $0.75 million with maturity in January 2029.

Nordea Credit Facility

The credit facility bore interest at a rate equal to SOFR plus CAS plus a margin of 1.90%. In the third quarter of 2025, the Company voluntarily prepaid $22.1 million under the Nordea Credit Facility, covering all scheduled installments for Q4 2025 and the entirety of 2026. In the fourth quarter of 2025, the Company drew $120 million under the revolving credit facility and repaid $64 million in connection with the new facility for DHT Nokota. During the second quarter of 2026, the Company repaid all remaining outstanding under the Nordea Credit Facility in connection with the establishment of the Company’s new $250.0 million Nordea Reducing Revolving Credit Facility. Following the repayment, the Nordea Credit Facility was terminated and as of June 30, 2026, no amounts were outstanding under the facility.

DHT Jaguar – Nordea Reducing Revolving Credit Facility

In April 2025, the Company entered into a $30 million reducing revolving credit facility agreement with Nordea as lender, DHT Jaguar Limited as borrower and DHT Holdings, Inc., as guarantor. The credit facility is repayable or reduced in quarterly installments of $0.7 million with a final payment of $13.7 million in April 2031. The credit facility bears an interest rate equal to SOFR plus a margin of 1.75%.

DHT Nokota – Nordea Reducing Revolving Credit Facility

In September 2025, the Company entered into a $64 million reducing revolving credit facility agreement with Nordea as lender, DHT Nokota, Inc. as borrower and DHT Holdings, Inc., as guarantor. The facility was drawn on November 21, 2025, and is repayable or reduced in quarterly installments of $1.2 million with a final payment of $30.8 million in September 2032. The credit facility bears interest at a rate equal to SOFR plus a margin of 1.50%.

ING and Nordea – Export Facility

In July 2025, the Company entered into a $308.4 million senior secured credit facility for the post-delivery financing of the Company’s four newbuildings with DHT Antelope, Inc., DHT Addax, Inc., DHT Gazelle, Inc., and DHT Impala, Inc. as borrowers and DHT Holdings, Inc., as guarantor (the “ING and Nordea Export Facility”). The facility was co-arranged by ING and Nordea, with ING acting as Coordinator, Facility Agent, Security Agent and ECA Agent.

Each tranche under the facility becomes repayable in 48 equal quarterly installments, commencing three months after its respective utilization date. Once all four vessels have been delivered, the aggregate quarterly installments will total approximately $3.9 million, with a final balloon payment of $123.4 million due in 2038. The facility bears interest at a rate equal to SOFR plus a weighted average margin of 1.32%, and each tranche matures 12 years from the respective vessel’s delivery date.

During the first quarter of 2026, three of the four newbuildings were delivered, and the Company drew $77.1 million under the facility in connection with the delivery of each vessel.

Nordea Reducing Revolving Credit Facility

In June 2026, the Company entered into a $250.0 million reducing revolving credit facility, including a $250 million uncommitted incremental facility, with Nordea, ING, DNB, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, six wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.35%. The facility amortizes through scheduled quarterly reductions, with total commitment reducing from $250.0 million at inception to approximately $79.0 million by maturity in June 2033. Quarterly reductions are $6.8 million through the second quarter of 2028, followed by lower scheduled reductions thereafter, with a final reduction of $3.5 million at maturity. As of June 30, 2026, the Company had not drawn any amounts under the facility.

17

Interest rate swaps

Derivatives are classified and measured at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of June 30, 2026, the Company had eight amortizing interest rate swaps totaling $190.2 million with maturity in the fourth quarter of 2028. The average fixed interest rate is 3.32%. As of June 30, 2026, the fair value of the derivative financial assets related to the swaps amounted to $2,240 thousand.

Derivative financial assets

		Notional amount	Current assets	Non-current assets	Fair value
$ in thousands	Expires	Q2 2026	Q2 2026	Q2 2026	Q2 2026
Swap pays 3.2840%, receive floating	Dec. 8, 2028	16,875	85	122	207
Swap pays 3.2840%, receive floating	Dec. 8, 2028	16,875	85	122	207
Swap pays 3.3200%, receive floating	Dec. 8, 2028	6,875	23	34	57
Swap pays 3.2790%, receive floating	Dec. 8, 2028	21,875	116	167	282
Swap pays 3.3110%, receive floating	Oct. 30, 2028	27,160	140	187	328
Swap pays 3.3536%, receive floating	Dec. 8, 2028	31,875	151	217	368
Swap pays 3.3536%, receive floating	Dec. 8, 2028	31,875	151	217	368
Swap pays 3.3536%, receive floating	Dec. 8, 2028	36,750	173	250	423
Total carrying amount		190,160	923	1,317	2,240

Covenant compliance

The Company’s financial covenants as of June 30, 2026, are summarized as follows:

(Applicable to all credit facilities)

Covenants	Requirement
Charter free market value of vessels that secure facility must be no less than	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.

*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by a broker approved by the financial institution).

Facility	Vessels Pledged as Security
Credit Agricole Credit Facility	1 VLCC
ING Credit Facility	10 VLCCs
Nordea Reducing Revolving Credit Facility	6 VLCCs
DHT Jaguar - Nordea Reducing Revolving Credit Facility	1 VLCC
DHT Nokota - Nordea Reducing Revolving Credit Facility	1 VLCC
ING and Nordea - Export Facility	3 VLCCs

As of June 30, 2026, the Company was in compliance with its financial covenants, with significant headroom.

Note 5 – Vessels

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets. In instances where a vessel is considered impaired, it is written down to its recoverable amount. For the quarter ending June 30, 2026, the Company performed an assessment using both internal and external sources of information and concluded that there were no indicators of impairment.

18

Vessels

Cost of Vessels
$ in thousands
At January 1, 2026	1,812,535
Additions	805
Transferred from vessels under construction	408,021
Transferred from vessels upgrades	10,301
Transferred to asset held for sale	(48,016)
Retirement [1]	(7,584)
At June 30, 2026	2,176,062

Depreciation and amortization
$ in thousands
At January 1, 2026	728,644
Depreciation and amortization [2]	52,548
Transferred to asset held for sale	(31,239)
Retirement [1]	(7,584)
At June 30, 2026	742,369

Carrying Amount
$ in thousands
At January 1, 2026	1,083,891
At June 30, 2026	1,433,693

1 Relates to completed depreciation of drydocking for DHT Amazon, DHT Lion, DHT Osprey, and DHT Puma.

2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant, and equipment represents and additional $851 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $53,399 thousand in depreciation and amortization.

Gain on sale of vessels

In the fourth quarter of 2025, the Company entered into agreements to sell DHT Europe and DHT China, each built in 2007, for an aggregate consideration of $101.6 million. DHT Europe was delivered to its new owner on January 30, 2026, and DHT China was delivered on March 30, 2026. Following the repayment of existing debt associated with one of the vessels in the amount of $5.6 million, the Company received net cash proceeds of approximately $95.0 million. The Company recognized a gain of $60.0 million in the first half of 2026 in connection with the sales.

In the first half of 2025, the Company recognized a gain of $37.3 million related to the sales of DHT Scandinavia and DHT Lotus.

Vessel upgrades

Cost of vessel upgrades relates to prepaid drydocking.

Cost of vessel upgrades
$ in thousands
At January 1, 2026	348
Additions	13,197
Transferred to vessels	(10,301)
At June 30, 2026	3,245

Vessels under construction

In 2024 the Company entered into agreements to build four large VLCCs, fitted with exhaust gas cleaning systems, two at Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and two at Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $130.3 million, adjusted for change orders. As of June 30, 2026, the Company has paid $444.2 million related to the installments under this newbuild program. Total capitalized borrowing costs related to the financing of the vessels under construction amounted to $15.4 million, at an average interest rate of 6.2% per annum, and total other directly attributable expenses amounted to $5.3 million. The newbuild program is funded in part through a $308.4 million post-delivery senior secured credit facility. The Company took delivery of the first VLCC newbuilding on January 2, 2026. The second and third newbuildings were delivered on March 6, 2026, and March 30, 2026, respectively, and the fourth newbuilding was delivered on July 24, 2026.

19

In June 2026, the Company entered into an agreement with Hanwha for the construction of a VLCC. The vessel has large carrying capacity, will be fitted with an exhaust gas cleaning system and is scheduled to be delivered in August 2028. As of June 30, 2026, the Company has not capitalized any costs relating to the vessel.

Cost of vessels under construction
$ in thousands
At January 1, 2026	301,651
Additions	163,344
Transferred to vessels	(408,021)
At June 30, 2026	56,974

The following table represents future expected payments related to the vessels under construction as of June 30, 2026:

Vessels under construction
$ in thousands
Within the next 12 months	104,833
From one to two years	106,200
At June 30, 2026*	211,033

*These are estimates only and are subject to change as construction progresses.

Assets held for sale

In January 2026, the Company entered into an agreement to sell DHT Bauhinia, built in 2007, for a sales price of $51.5 million. The vessel was delivered to its new owner in July 2026 and was classified as held for sale as of June 30, 2026. The vessel was debt-free at the time of sale. The Company expects to recognize a gain of approximately $34.2 million in the third quarter of 2026 in connection with the transaction.

Note 6 – Stockholders’ equity and dividend payments

Common stock
Issued at June 30, 2026	161,235,573
Numbers of shares authorized for issue
at June 30, 2026	250,000,000
Par value	$ 0.01

Common stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases

No stock repurchases were made during the first two quarters of 2026 or during the year ended December 31, 2025.

Dividend payments

Dividend payment made year-to date as of June 30, 2026:

Payment date	Total payment	Per common share
$ in thousands, except per common share
May 28, 2026	$103,067	$0.64
February 26, 2026	$66,027	$0.41
Total payments made year-to-date as of June 30, 2026	$169,094	$1.05

20

Dividend payment made during 2025:

Payment date	Total payment	Per common share
$ in thousands, except per common share
November 19, 2025	$28,944	$0.18
August 25, 2025	$38,592	$0.24
May 28, 2025	$24,091	$0.15
February 25, 2025	$27,286	$0.17
Total payments made during 2025	$118,913	$0.74

Note 7 – Accounts receivable and accrued revenues

As of June 30, 2026, $87.1 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim consolidated statement of financial position, compared to $53.3 million as of December 31, 2025.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of June 30, 2026, $12.4 million was recognized as deferred shipping revenues in the interim consolidated statement of financial position, compared to $11.4 million as of December 31, 2025.

Note 9 - Financial risk management, objectives, and policies

Note 9 of the consolidated financial statements included in the 2025 Annual Report on Form 20-F provides details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On August 4, 2026, the Board approved a dividend of $1.22 per common share related to the second quarter of 2026 to be paid on August 24, 2026, for shareholders of record as of August 17, 2026.

In July, the Company entered into a 3-year time charter agreement at $75,000 per day for the VLCC DHT Jaguar, built in 2015. The contract is expected to commence in September 2026 and has been concluded with a global energy company.

On July 20, 2026, DHT Bauhinia, built in 2007, was delivered to its new owner. The vessel was debt free, and the sale generated net cash proceeds of $51.0 million. The Company expects to record a gain of $34.2 million on the sale.

On July 24, 2026, the Company took delivery of DHT Impala, a VLCC newbuilding from Hyundai Samho Heavy Industries. The vessel entered into the spot market and represented the fourth and final vessel in a series of newbuildings delivered in 2026.

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